Exhibit 99.54

99.54 Interim Financial Statements as at and for the Three Months Ended March 31, 2014

Cipher Pharmaceuticals Inc.

Condensed Interim Financial Statements

For the Three Months Ended March 31, 2014

(Unaudited)

Cipher Pharmaceuticals Inc.

Balance Sheets

As at March 31, 2014 and December 31, 2013

(in thousands of Canadian dollars - unaudited)

		March 31,	December 31,
	Note	2014	2013
		$	$
ASSETS

Current assets
Cash and cash equivalents		34,498	24,179
Accounts receivable		14,254	22,507
Inventory		351	311
Prepaid expenses and other assets		253	391
		49,356	47,388

Property and equipment, net		22	24

Intangible assets, net	4	1,392	1,582

Deferred tax asset	10	5,396	6,556

		56,166	55,550

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5,9	9,180	12,398
Current portion of deferred revenue		2,306	2,280
		11,486	14,678

Deferred revenue		1,539	2,114
		13,025	16,792

SHAREHOLDERS’ EQUITY

Share capital	6	11,258	10,696
Contributed surplus		3,050	3,095
Retained earnings		28,833	24,967
		43,141	38,758

		56,166	55,550

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

Three month periods ended March 31, 2014 and 2013

(in thousands of Canadian dollars, except per share data - unaudited)

		March 31,	March 31,
	Note	2014	2013
		$	$

Revenues
Licensing revenue		7,539	3,293
Product revenue		340	—

		7,879	3,293

Expenses
Cost of product sold		100	—
Research and development		358	308
Selling, general and administrative	9	2,308	1,262
Amortization of intangible assets		190	277
Interest income		(103)	(55)

	8	2,853	1,792

Income before income taxes		5,026	1,501

Income taxes	10	1,160	—

Income and comprehensive income for the period		3,866	1,501

Basic earnings per share	11	0.15	0.06

Diluted earnings per share	11	0.15	0.06

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

Three month periods ended March 31, 2014 and 2013

(in thousands of Canadian dollars - unaudited)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2014		10,696	3,095	24,967	38,758

Income and comprehensive income for the period		—	—	3,866	3,866

Exercise of stock options		530	(244)	—	286

Shares issued under the share purchase plan		32	—	—	32

Share-based compensation - stock option plan		—	199	—	199

Balance, March 31, 2014		11,258	3,050	28,833	43,141

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the period		—	—	1,501	1,501

Shares issued under the share purchase plan		35	—	—	35

Share-based compensation - stock option plan		—	68	—	68

Balance, March 31, 2013		50,374	33,295	(69,659)	14,010

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

Three month periods ended March 31, 2014 and 2013

(in thousands of Canadian dollars - unaudited)

		March 31,	March 31,
	Note	2014	2013
		$	$
Cash provided by (used in)

Operating activities
Income for the period		3,866	1,501
Items not affecting cash:
Depreciation of property and equipment		4	5
Amortization of intangible assets	4	190	277
Share-based compensation - share purchase plan	6	5	5
Share-based compensation - stock option plan		199	68
Deferred tax	10	1,160	—
		5,424	1,856

Changes in non-cash operating items:
Accounts receivable		8,253	(2,157)
Inventory		(40)	—
Prepaid expenses and other assets		138	73
Accounts payable and accrued liabilities		(3,218)	1,476
Deferred revenue		(549)	(598)

Net cash generated from operating activities		10,008	650

Investing activities
Purchase of property and equipment		(2)	(5)

Financing activities
Proceeds from shares issued under the share purchase plan		27	30
Proceeds from exercise of stock options		286	—

Net cash generated from financing activities		313	30

Increase in cash and cash equivalents		10,319	675
Cash and cash equivalents, beginning of period		24,179	15,843

Cash and cash equivalents, end of period		34,498	16,518

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

1            NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing novel formulations of successful, currently marketed drugs.  The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval process, after which the products are out-licensed to marketing partners or, in Canada, may be marketed by the Company itself.  Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2            BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34 and Interim Financial Reporting.  These condensed  interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these financial statements on May 1, 2014.

3            FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments.  At March 31, 2014, the Company had gross financial assets of $884 and gross financial liabilities of $5,739 related to the same counterparty.  The net amount of $4,855 owing to the counterparty has been recorded in accounts payable and accrued liabilities at March 31, 2014 (gross financial assets of $722 and gross financial liabilities of $2,173 for a net amount of $1,451 owing at March 31, 2013).

4            INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries.  In accordance with the terms of the agreements, the Company has acquired certain product rights.  The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products.  The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER.  In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

5            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Mar 31, 2014	Dec 31, 2013

Trade accounts payable	$7,314	$11,627
Accrued liabilities	1,866	771
	$9,180	$12,398

6            SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2013 to March 31, 2014:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2013	24,435	50,339
Options exercised in 2013	503	1,335
Shares issued in 2013 under the share purchase plan	38	182
Reduction of stated capital (note 7)	0	(41,160)
Balance outstanding - December 31, 2013	24,976	10,696

Options exercised in Q1 2014	145	530
Shares issued in Q1 2014 under the share purchase plan	4	32
Balance outstanding - March 31, 2014	25,125	11,258

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

Share purchase plan

During the quarter ended March 31, 2014, 4,429 shares were issued under the Employee and Directors Share Purchase Plan (12,234 in Q1 2013).  Included in share-based compensation expense is $5 ($5 in 2013) which is the discount on the shares issued under the share purchase plan during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2013 to March 31, 2014:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2013	1,786	3.36
Granted in 2013	342	1.43
Exercised in 2013	(504)	1.87
Cancelled in 2013	(5)	1.48
Balance outstanding - December 31, 2013	1,619	2.68

Granted in 2014	266	8.08
Exercised in 2014	(145)	1.98
Balance outstanding - March 31, 2014	1,740	3.57

At March 31, 2014, 1,065,966 options were fully vested and exercisable (1,491,591 at March 31, 2013).

During the three months ended March 31, 2014, the Company granted 266,000 stock options under the stock option plan, with exercise prices of $8.13 and $7.43, 25% of which vest on either February 28 or March 18 of each year for the next four years, commencing in 2015, and expire in 2024.  Total compensation cost for these stock options is estimated to be $1,612, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model, at $6.09 and $5.75 per option, with the following assumptions.  Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.86%, 1.88%
Expected life	6.6 years
Expected volatility	86.2%, 91.2%
Expected dividend	Nil

7            REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012.  The Company has reclassified the shareholders’ equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of contributed surplus by $30,000 and share capital by $41,160.

8            EXPENSES BY NATURE

	Three Months	Three Months
	Mar 31, 2014	Mar 31, 2013

Employees salaries and other short term benefits	$715	$589
Directors fees	120	77
Share-based compensation	204	74
Depreciation of property and equipment	4	5
Amortization of intangible assets	190	277
Professional and consulting fees	514	488
Contract sales	240	—
Facility rent	18	18
Cost of inventory expensed	100	—
Severance costs (note 9)	987	—
Foreign exchange (gain) loss	(590)	(35)
Other expenses, net of interest income	351	299
	$2,853	$1,792

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

9            COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company.  The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months
	Mar 31, 2014	Mar 31, 2013

Salaries and short-term employee benefits, including bonuses	$369	$348
Directors fees	120	77
Share-based compensation	184	66
Severance costs	987	—
	$1,660	$491

In March 2014, the President and Chief Executive Officer tendered his resignation from the Company.  The Company has recorded $987, reflecting the amount to be paid in Q2 2014, in accounts payable and accrued liabilities as at March 31, 2014, with the corresponding expense recorded in selling, general and administrative expense on the statement of operations and comprehensive income.

10     INCOME TAXES

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Three Months
Mar 31, 2014

Income before income taxes	$5,026

Tax provision at the statutory income tax rate of 26.5%	$1,332
Permanent differences	52
Temporary differences	(224)

Income tax expense	$1,160

Current income tax expense	$—
Deferred income tax expense	1,160

$1,160

For the three month period ended March 31, 2013, income tax expense was not recorded on the statement of operations and comprehensive income.

11     EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding.  The weighted average number of shares outstanding for the three months ended March 31, 2014 was 24,993,744 (for the three months ended March 31, 2013 - 24,440,764).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options.  The dilutive weighted average for the three months ended March 31, 2014 was 26,027,953 (for the three months ended March 31, 2013 - 25,079,996).

12     SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals.  All of the Company’s assets, including capital and intangible assets, are in Canada.  All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.